Exhibit 99.1

Afya Limited

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, 15th Floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, and virtually by accessing the following link https://web.lumiconnect.com/283874046 (password: afya2024), on the 5th day of June 2024 at 10:00 a.m. BRT, for the purpose of considering and, if thought fit, passing and approving the following resolution:

1.	"As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2023 be approved and ratified."

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

Shareholders may participate in the AGM virtually by accessing the following link https://web.lumiconnect.com/283874046 (password: afya2024). Participation by a shareholder in the AGM in this manner shall be treated as presence in person at the AGM and such shareholder shall be counted in a quorum and entitled to vote in accordance with Article 18.3 of the Articles of Association of the Company.

The Board of Directors of the Company (the "Board") has fixed the close of business, BRT, on May 10, 2024, BRT, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business, BRT, on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2023 Financial Statements for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission on March 14, 2024 (the “Financial Statements”). Shareholders may obtain a copy of the Financial Statements, free of charge, from the Company’s website at https://ir.afya.com.br or by contacting the Company’s Investor Relations Department by email at ir@afya.com.br.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Kay Kraft
Kay Kraft
Director

May 17, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, 15th Floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, or send copies of the foregoing by email to ir@afya.com.br, in each case marked for the attention of Renata Couto, Anibal Sousa and Rodrigo Proença, not later than 11:59 p.m. BRT on the business day prior to the date of the AGM or adjourned AGM in accordance with the Amended and Restated Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural Person, by its duly authorised representative, shall represent a quorum.

0 ----------------- - AFYA LIMITED Proxy for Annual General Meeting of Shareholders on June 5, 2024 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Anibal José Grifo de Sousa and Renata Costa Couto and each of them, or failing either of them, the duly appointed Chairman of the Meeting, with full power of substitution and power to act alone, as proxies to vote all the Class A common shares and the Class B common shares of the Company which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Afya Limited, to be held June 5 , 2024 at 10 : 00 a . m . BRT at the Afya Participações S . A . headquarters at Alameda Oscar Niemeyer, No . 119 , 15 th floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code : 34 . 006 - 056 (shareholders and their duly appointed proxies will also be able to participate in the AGM virtually by accessing the following link https : //web . lumiconnect . com/ 283874046 (password : afya 2024 ), and at any adjournments or postponements thereof, as follows : (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AFYA LIMITED NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The proxy statement and our 2023 financial statements are available on the Investor Relations section of the Company’s website at https://ir.afya.com.br Please sign, date and mail your proxy card in the envelope provided as soon as possible. OMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN B THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PR LUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00030000000000001000 3 060524 June 5, 2024 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via https : //equiniti . com/us/ast - access to enjoy online access . FOR AGAINST ABSTAIN 1 . As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31 , 2023 be approved and ratified . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting . This proxy when properly executed will be voted as directed herein by the undersigned shareholder . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY VOTING INSTRUCTIONS OMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN B THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PR LUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. 00030000000000001000 3 060524 COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AFYA LIMITED June 5, 2024 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The proxy statement and our 2023 financial statements are available on the Investor Relations section of the Company’s website at https://ir.afya.com.br INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . Vote online until 11 : 59 PM Brasilia time the business day prior to the meeting . MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible . VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet . To attend the meeting via the Internet, please visit https : //web . lumiconnect . com/ 283874046 (password : afya 2024 ) . GO GREEN - e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via https : //equiniti . com/us/ast - access to enjoy online access . FOR AGAINST ABSTAIN 1 . As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31 , 2023 be approved and ratified . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting . This proxy when properly executed will be voted as directed herein by the undersigned shareholder . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.